

Mail Stop 4628

June 29, 2018

Via E-mail
Peter J. Vogt
Chief Financial Officer
AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda, HM08

> **Re: AXIS Capital Holdings Limited**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-31721**

Dear Mr. Vogt:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. You state on page 5 of the 10-K that Marsh & McClellan Companies accounted for 11% and Aon PLC accounted for 13% of your 2017 insurance gross premiums written by broker, and you state on page 6 of the 10-K that Marsh & McClellan accounted for 31% and Aon accounted for 23% of your 2017 reinsurance gross premiums written by broker. In a publicly available letters to the staff dated August 19, 2016, and March 29, 2018, respectively, Marsh & McLellan and Aon described receiving revenue from insurance activities related to Sudan and Syria.

   As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated January 27, 2016, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance